UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Executive Office for Governance and Compliance

Rio de Janeiro, August 23, 2017 – Petróleo Brasileiro S.A. – Petrobras reports that its Board of Directors, in a meeting held today, analyzed the decision by the  Public Ethics Committee of the President of the Brazilian Republic (“CEP”)
to issue a warning to the Chief Governance and Compliance Executive Officer
(“GCEO”), João Adalberto Elek Júnior.

After analyzing the subject, the Board of Directors has adopted the following decisions:

A) Officer João Elek shall be temporarily removed from the post effective today until the appeal he will file with CEP is ruled by said Committee;
B) the Deputy Officer shall answer for GCEO work.

The Board took its decisions based on the following considerations:

1) Officer João Elek’s daughter was hired by an audit firm for a starting position through a competitive recruitment process that lasted from September
2015 to March 2016, and was based on resume submission, interviews, and various tests. At no time did her duties involve matters connected to Petrobras. On the same month of March, the Officer informed the Petrobras Ethics Committee that his daughter had been hired.

2) On the other hand, GCEO decided to hire an expert audit firm, under bidding process waiver, to provide investigation services for accusations received by our Reporting Channel. Bidding process waiver was justified considering the risks that could be generated to the company, such as delays and/or interruption of such works, including the weakening of governance within Petrobras. This procurement method received favorable opinions from internal audit and the legal department and occurred on a later date to the start of the recruitment process in which Officer João Elek’s daughter participated. The contract between
Petrobras with the audit firm was signed on 12/18/2015.

3) A questioning received by the Reporting Channel in September 2016 pointed to a possible conflict of interest as GCEO had hired the company where Officer João
Elek’s daughter worked. The Petrobras Ethics Committee forwarded the subject to
CEP, pursuant to current law.

4) Additionally, and in fulfilling its diligence duty, the Board of Directors created a special committee composed of board members led by the Audit Committee
Chair, who is an independent Board member. This committee thoroughly examined the subject, and requested the internal audit area to carry out additional investigation on the procurement process. The Board Committee concluded that the procurement process was justified and compliant, whereas urgency was demonstrated and all other requirements from our governance were met, including cross-signature procurement. The Committee, based on the evidence found and its best judgement, also understood that Officer João Elek had not breached conflict of interest standards.

5) Nevertheless, CEP, in its report on the case, disagreed with part of the
Special Committee’s understanding, considering that there was conflict of interest due to the fact that Officer João Elek should not have participated in the procurement process, “since his daughter already participated at the time of the recruitment process for this company, and at that time was already considered apt to being hired.” This situation in itself, in the opinion of the
Public Ethics Committee, constitutes conflict of interest. On the other hand,
CEP confirms the understanding of the aforementioned Committee that it is possible to conclude that “there are no elements suggesting undue influence as described by the anonymous accusation to Mr. João Elek” in his daughter’s hiring, that the bidding process waiver procurement complied with the relevant applicable internal procedures and standards, and the contractor company was selected due to its advising expertise in the areas of interest of Petrobras.

6) Given the warning penalty issued by CEP, and the nature of the position held by Mr. João Elek, the Board has decided to temporarily remove him from office until his appeal is ruled.

________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: August 23, 2017	By:	/S/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer